UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 3)*

NRC Group Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

629375106

(CUSIP Number)

David Rattner
110 East 59th Street, 27th Floor
New York, NY 10022
(212) 634-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 629375106

Page: Page 2 of 20

1	NAMES OF REPORTING PERSONS JFL-NRC-SES Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 3 of 20

1	NAMES OF REPORTING PERSONS JFL-NRC Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 4 of 20

1	NAMES OF REPORTING PERSONS JFL-NRC (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 5 of 20

1	NAMES OF REPORTING PERSONS JFL-NRC Int. (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 6 of 20

1	NAMES OF REPORTING PERSONS JFL-SES Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 7 of 20

1	NAMES OF REPORTING PERSONS JFL-SES Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 8 of 20

1	NAMES OF REPORTING PERSONS JFL-SES (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 9 of 20

1	NAMES OF REPORTING PERSONS JFL-SES Int. (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 10 of 20

1	NAMES OF REPORTING PERSONS JFL AIV Investors III-JA, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP: 629375106

Page: Page 11 of 20

1	NAMES OF REPORTING PERSONS JFL-NRCG Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 12 of 20

1	NAMES OF REPORTING PERSONS JFL-NRCG Annex Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP: 629375106

Page: Page 13 of 20

1	NAMES OF REPORTING PERSONS JFL GP Investors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 14 of 20

1	NAMES OF REPORTING PERSONS JFL-NRCG Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 15 of 20

1	NAMES OF REPORTING PERSONS JFL Equity Investors IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 16 of 20

1	NAMES OF REPORTING PERSONS JFL GP Investors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP: 629375106

Page: Page 17 of 20

Explanatory Note

This Amendment No. 3 (this “Amendment”) to the Schedule 13D, filed with the Securities and Exchange Commission on October 29, 2018, as amended by Amendment No. 1 filed on May 10, 2019 and Amendment No. 2 filed on June 25, 2019 (the “Schedule 13D”), relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of NRC Group Holdings Corp., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to disclose that each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of the Issuer as a result of the completion of the Mergers (as defined below), and consequently, the filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an “exit filing” for each of the Reporting Persons.

Item 1.	Security and Issuer

Item 1 to the Schedule 13D is hereby amended and restated as follows.

This statement of beneficial ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Persons (as defined below). This Statement relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of NRC Group Holdings Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 952 Echo Lane, Suite 460, Houston, Texas.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is hereby amended and supplemented as follows.

At 12:01 a.m. Boise, Idaho time on November 1, 2019 (the “Effective Time”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated June 23, 2019, by and among US Ecology, Inc. (f/k/a US Ecology Parent, Inc.), a Delaware corporation (“Successor US Ecology”), US Ecology Holdings, Inc. (f/k/a US Ecology, Inc.), a Delaware corporation (“Predecessor US Ecology”), Rooster Merger Sub, Inc., a Delaware corporation (“NRCG Merger Sub”), and ECOL Merger Sub, Inc., a Delaware corporation (“ECOL Merger Sub”), (1) ECOL Merger Sub merged with and into Predecessor US Ecology, with Predecessor US Ecology continuing as the surviving company and as a wholly-owned subsidiary of Successor US Ecology (the “ECOL Merger”) and (2) NRCG Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company and as a wholly-owned subsidiary of Successor US Ecology (the “NRCG Merger,” and together with the ECOL Merger, the “Mergers”).

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than cancelled shares) was automatically converted into (1) 0.196 (the “NRCG Exchange Ratio”) of a share of common stock, par value $0.01 per share, of Successor US Ecology (“Successor US Ecology Common Stock”), (2) any cash in lieu of fractional shares of Successor US Ecology Common Stock payable pursuant to the Merger Agreement and (3) any dividends or other distributions to which the holder thereof became entitled to upon the surrender of such shares of Common Stock in accordance with the Merger Agreement. At the Effective Time, each share of 7.00% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Series A Preferred Shares and Dissenting Shares (each as defined in the Merger Agreement)) was automatically converted into (1) a whole number of shares of Successor US Ecology Common Stock equal to the product of (a) the number of shares of Common Stock that such share of Series A Preferred Stock could be converted into at the Effective Time (including Fundamental Change Additional Shares and Accumulated Dividends (each as defined in the Certificate of Designations, Preferences, Rights and Limitations of Series A Preferred Stock, dated as of October 17, 2018 and corrected on October 23, 2018)) multiplied by (b) the NRCG Exchange Ratio, (2) any cash in lieu of fractional shares of Successor US Ecology Common Stock payable pursuant to the Merger Agreement and (3) any dividends or other distributions to which the holder thereof became entitled to upon the surrender of such shares of Series A Preferred Stock in accordance with the Merger Agreement.

CUSIP: 629375106

Page: Page 18 of 20

As a consequence of the completion of the Merger, the shares of Common Stock are no longer listed on the NYSE American, LLC and will be deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing summary of the Mergers and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2019.

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended by replacing sections (a), (b), (c), and (e) of Item 5 with the following:

(a)	As of the date of this Amendment, the Reporting Persons are no longer the beneficial owners of any Common Stock.

(b)	As of the date of this Amendment, the Reporting Persons are no longer the beneficial owners of any Common Stock.

(c)	The information set forth in Item 4 of this Amendment is hereby incorporated into this Item 5(c) by reference. Except for the transactions pursuant to the Merger Agreement described herein, the Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.

(e)	At the Effective Time, the Reporting Person ceased to beneficially own in excess of 5% of the Common Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 to the Schedule 13D is hereby amended and supplemented as follows.

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 6. As a result of the consummation of the Mergers, the Investor Rights Agreement and the Registration Rights Agreement between the Reporting Persons and the Issuer were terminated.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated May 17, 2019, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D, as filed by the Reporting Persons on May 17, 2019)

CUSIP: 629375106

Page: Page 19 of 20

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2019	JFL-NRC-SES Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-NRC Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-NRC (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-NRC Int. (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-SES Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-SES Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-SES (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-SES Int. (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

CUSIP: 629375106

Page: Page 20 of 20

Dated: November 5, 2019	JFL AIV Investors III-JA, L.P.
By: JFL GP Investors III, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: November 5, 2019	JFL GP Investors III, LLC

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: November 5, 2019	JFL GP Investors IV, LLC

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: November 5, 2019	JFL Equity Investors IV, L.P.
By: JFL GP Investors IV, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: November 5, 2019	JFL-NRCG Holdings III, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-NRCG Holdings IV, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: November 5, 2019	JFL-NRCG Annex Fund, LP
By: JFL GP Investors III, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner